UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For June 2018

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384 and into the Form F-3 Registration Statement File No. 333-211065.

Other Information

On June 21, 2018, Check-Cap Ltd. (the "Company") announced the results of its June 2018 Extraordinary General Meeting of Shareholders (the "Meeting") held on June 21, 2018, at the Company's offices located at Check-Cap Building, 29 Aba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

At the Meeting, the Company's shareholders duly approved and adopted an increase of the Company’s authorized and registered share capital by NIS 48,000,000, such that following such increase, the authorized and registered share capital of the Company will be NIS 72,000,000, and an amendment to the Company’s Articles of Association accordingly.

The foregoing proposal was fully described in the Company's Proxy Statement for the Meeting, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on May 21, 2018. Only shareholders of record at the close of business on May 23, 2018 were entitled to vote at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name:	Lior Torem
Title:	Chief Financial Officer

Dated: June 21, 2018